EXHIBIT 99.1

CORPORATE GOVERNANCE REPORT
Quarter ending on: 31st March, 2010

Particulars	Clause of Listing agreement	Compliance Status Yes/No	Remarks
I. Board of Directors	49 I
(A) Composition of Board	49 (IA)	Yes	Presently, the Board of MTNL consists of CMD, three Functional Directors, one Govt. Director and six Independent Directors.
(B) Non-executive Directors’ compensation & disclosures	49 (IB)	Yes
(C) Other provisions as to Board and Committees	49 (IC)	Yes
(D) Code of Conduct	49 (ID)	Yes
II. Audit Committee	49 (II)
(A) Qualified & Independent Audit Committee	49 (IIA)	Yes
MTNL has reconstituted the Audit Committee as per the Listing Agreement. Presently Audit Committee comprises of three independent directors (including chairperson). Director(Finance) and GM(Internal Audit) are regular invitees to the Audit Committee.

(B) Meeting of Audit Committee	49 (IIB)	Yes	Audit Committee meetings are held regularly as per the Listing Agreement.
(C) Powers of Audit Committee	49 (IIC)	Yes
(D) Role of Audit Committee	49 (IID)	Yes
(E) Review of Information by Audit Committee	49 (IIE)	Yes
III. Subsidiary Companies	49 (III)	N.A.	MTNL is not having any material non-listed Indian Subsidiary Company.
IV. Disclosures	49 (IV)
(A) Basis of related party transactions	49 (IV A)	Yes

(B) Disclosure of Accounting Treatment	49 (IV B)	Yes
(C) Board Disclosures	49 (IV C)	Yes
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	N.A.
(E) Remuneration of Directors	49 (IV E)	Yes	Requisite information has been disclosed in the Annual Report 2008-09.
(F) Management	49 (IV F)	Yes	Requisite information has been disclosed in the Annual Report 2008-09.
(G) Shareholders	49 (IV G)	Yes
(i) Disclosures has been made in the Annual Report 2008-09.
(ii) Quarterly results & presentations etc are being put up on company’s website regularly.
(iii) Shareholders/Investors Grievances Committee is already in existence.
(iv) Shares transfer committee is already in existence.

V. CEO/CFO Certification	49 (V)	Yes
VI. Report on Corporate Governance	49 (VI)	Yes
(i) Requisite information has been disclosed in the Annual Report 2008-09.
(ii) Quarterly compliance reports are being submitted to the Stock Exchanges regularly within 15 days from the end of each quarter.

VII. Compliance	49 (VII)	Yes	A certificate from a practicing CS regarding compliance of the provisions of the Corporate Governance has been included in the Annual Report 2008-09.